Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8, Form S3-D, and No. 333-127342 on Form S-8 of Shenandoah Telecommunications Company of our reports dated March 9, 2009, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports are included in the 2008 Annual Report on Form 10-K of Shenandoah Telecommunications Company.

Our report dated March 9, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, contains an explanatory paragraph that states in its evaluation of the effectiveness of internal control over financial reporting, the Company did not include the internal controls of the acquired assets of Shentel Cable, Inc., which the Company acquired on December 1, 2008. The acquired assets and operations constituted approximately 4% of the total consolidated assets of the Company as of December 31, 2008 and accounted for less than 1% of total consolidated revenues and total consolidated net income of the Company for the year then ended. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting associated with the acquired assets of Shentel Cable, Inc.

/s/ KPMG LLP

Richmond, Virginia
March 9, 2009